Exhibit 99.3

IBN Coverage Initiated for Turbo Energy S.A.

LOS ANGELES, December 5, 2023 – via IBN – Turbo Energy S.A. (NASDAQ: TURB), a leading photovoltaic energy storage technology company based in Valencia, Spain, today announces it has selected IBN, a multifaceted financial news and publishing company for private and public entities, to assist with its corporate communications initiatives.

Turbo Energy designs, develops and distributes equipment for the generation, management and storage of photovoltaic energy in Spain, Europe and internationally. The company recently launched its flagship product, the Sunbox, an all-in-one device that integrates most of the equipment required for a residential photovoltaic installation. The Sunbox is powered by AI and features a software system that monitors the generation, use and management of photovoltaic energy by analyzing large amounts of data related to energy generation, consumption, market prices and weather forecasts. This AI system optimizes battery usage, reducing electricity bills and providing peak-use reduction and uninterruptible power supply functions.

Turbo Energy currently sells its photovoltaic energy equipment primarily through distributors for residential consumers in Spain, but it possesses the expertise and international perspective to expand its product portfolio into industrial and commercial scale and markets, as well as advancing the internationalization process it has already started.

As part of the Client Partner relationship, IBN will leverage its investor based distribution network of 5,000+ key syndication outlets, various newsletters, social media channels, wire services via InvestorWire, blogs and other outreach tools to generate greater awareness for Turbo Energy.

With 17+ years of experience assisting 500+ client partners improve communications within the investment community, and a sizable family of 60+ trusted brands, IBN has amassed a collective audience that includes millions of social media followers. IBN is uniquely positioned to provide Turbo Energy the solutions needed to reach a wide audience of investors, journalists and the general public.

To learn more about Turbo Energy, please visit the company’s corporate newsroom @ https://IBN.fm/TURB

About Turbo Energy S.A.

Turbo Energy is a leading photovoltaic energy storage technology company based in Valencia, Spain. The company’s focus is on developing innovative solutions that allow end consumers to harness the full potential of solar energy and reduce their electricity costs. With a combination of artificial intelligence and advanced technology, Turbo Energy is paving the way toward a more sustainable and energy-efficient future. For more information, visit the company’s website at www.Turbo-E.com

About IBN

IBN consists of financial brands introduced to the investment public over the course of 17+ years. With IBN, we have amassed a collective audience of millions of social media followers. These distinctive investor brands aim to fulfill the unique needs of a growing base of client-partners. IBN will continue to expand our branded network of highly influential properties, leveraging the knowledge and energy of specialized teams of experts to serve our increasingly diversified list of clients.

Through our Dynamic Brand Portfolio (DBP), IBN provides: (1) access to a network of wire solutions via InvestorWire to reach all target markets, industries and demographics in the most effective manner possible; (2) article and editorial syndication to 5,000+ news outlets; (3) Press Release Enhancement to ensure maximum impact; (4) full-scale distribution to a growing social media audience; (5) a full array of corporate communications solutions; and (6) total news coverage solutions.

For more information, please visit https://www.InvestorBrandNetwork.com

Please see full terms of use and disclaimers on the InvestorBrandNetwork website applicable to all content provided by IBN, wherever published or re-published: http://IBN.fm/Disclaimer

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the company’s SEC filings. These risks and uncertainties could cause the company’s actual results to differ materially from those indicated in the forward-looking statements.

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